Cyruli Shanks & Zizmor, LLP
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June 18, 2007

Joshua Ravitz, Esq.
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Northeast Auto Acceptance Corp. (the "Company") Registration Statement on Form 10 File No. 000-51997

Dear Mr. Ravitz:

Enclosed please find the above-referenced Amendment No. 6 to the Form 10 filed by the Company which contains revisions in accordance with your April 24, 2007 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to). Any page numbers shown below refer to the pages on the EDGAR filing of Amendment No. 6.

1. In response to comment number 1, the Management Discussion & Analysis has been revised to be consistent with Comment 1

2.  In response to Comment 2, please note that the Company’s accrued legal, accounting and consulting fees for the year ended December 31, 2005 were based upon management’s estimates of the expected liability. The Company has subsequently been able to negotiate lower fees with its professionals.

3. In response to Comment 3, please note that the Results of Operation have been revised to be consistent with Comment 3.

4.  In response to Comment 4, please note that the Results of Operation have been revised to show the reason for the significant increase in interest expense in 2005.

5.  In response to Comment 5, please note that the liquidity discussion has been revised to be consistent with Comment 5.

6. In response to Comment 6, please note that the financial statement has been revised to reflect Comment 6.

7. In response to Comment 7, please note that the discussion for the interim period ended March 31, 2007 has now been added.

8. In response to Comment 8, please note that Note 8 has been revised to indicating the pricing of the shares for the transaction cited.

9. In response to Comment 9, please note that Note 9 has been revised to include information for 2006.

Sincerely, /s/ Paul Goodman Paul Goodman